Exhibit 99.2

TOP SHIPS INC.
1 VAS. SOFIAS & MEG. ALEXANDROU STR.
MAROUSSI ATHENS
15124, GREECE

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. Eastern Time on November 18, 2023. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. Eastern Time on November 18, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V25676-Z86425 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

TOP SHIPS INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. To elect two Class I Directors to serve until the 2026 Annual Meeting of Shareholders:	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Evangelos J. Pistiolis
02) Stavros Emmanuel

The Board of Directors recommends you vote FOR proposals 2 and 3:

	For	Against	Abstain
2. To ratify the appointment of Deloitte Certified Public Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2023.	☐	☐	☐
3. To approve of one or more amendments to the Company's Amended and Restated Articles of Incorporation, as amended, to effect one or more reverse stock splits of the Company's issued common shares at a ratio of not less than one-for-two and not more than one-for-250 and in the aggregate at a ratio of not more than one-for-250, inclusive.	☐	☐	☐

NOTE: To transact such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and ProxyStatement is available at www.proxyvote.com.  V25677-Z86425  TOP SHIPS INC. Annual Meeting of Shareholders November 22, 2023 10:00 A.M., Local Time This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Evangelos Pistiolis and Alexandros Tsirikos, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of TOP SHIPS INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 A.M., Local Time, on November 22, 2023, at the offices of Central Mare Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi Athens 15124, Greece, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side